PACIFIC RIM MINING CORP.
(the “Company”)
2005 Annual Request Form

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a form to allow Securityholders to request a copy of the Corporation’s annual financial statements and related management discussion and analysis (“MD&A”), interim financial statements and related MD&A, or both. If you wish to receive such mailings, please complete this form and forward it, either with your proxy or separately to:

Pacific Rim Mining Corp.
#410 – 625 Howe Street,
Vancouver, B.C. Canada V6C 2T6

The undersigned Securityholder hereby requests to be put on the Supplemental Mailing List for the Company and elects to receive the documents as indicated below:

☐    Interim Financial Statements and the related MD&A;
☐    Annual Financial Statements and related MD&A; or
☐    BOTH – Interim Financial Statements and MD&A and the Annual Financial Statements and related MD&A.

Copies of these documents may also be found on SEDAR at www.sedar.com.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents requested.

Name:
Address:

Postal Code:

I confirm that I am a registered / beneficial (circle one) shareholder of the Company.

Signature of Securityholder:	Date:
CUSIP: 694915208
SCRIP COMPANY CODE: PFGQ